Exhibit 99.2

TO:

Ontario Securities Commission

Bristish Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon Territory

Registrar of Securities, Government of Nunavut

Government of Northwest Territories

The Toronto Stock Exchange

The TSX Venture Exchange

Re:  Richmont Mines Inc., Annual Information Form (AIF), dated March 22, 2010

I, Richard Dubuc, geo., a qualified person within the meaning of the Regulation 43-101, do hereby consent to the public filing of the information relating to the Reserves estimations established as at December 31, 2009 based on the report entitles “Rapport des réserves, Année 2010 au 31-12-2009, Division Beaufor’’ and prepared by Richard Dubuc and Jessy Thelland for Richmont Mines Inc. (the “Report”).

I also confirm that I have read the Richmont Mines Annual Information Form (“AIF”) dated March 22, 2010 and it fairly and accurately represents the information relating to the Reserves estimations established as at December 31, 2009 based on the Report. I have no reason to believe that there are any misrepresentations in the information contained in the AIF that are derived from the Report or, within my knowledge, as a result of the service preformed by me in the connection with the Reserves estimations.

Dated this 22nd day of March 2010

/s/ Richard Dubuc

Richard Dubuc

Chief Geologist

Richmont Mines Inc. – Beaufor Division

CERTIFICATE OF A QUALIFIED PERSON

I, Richard Dubuc, do hereby certify that:

1)	I am a Professional Geologist employed as Chief Geologist by Richmont Mines Inc. – Beaufor Division at 776, chemin Perron, Val-d’Or, Quebec.

2)	I received a Bachelor’s Degree in Geology from the Université du Québec à Montréal (Montréal, Quebec) in 1991.

3)	I am a registered member of the Ordre des Géologues du Québec (OGQ licence no. 771).

4)

I have over 18 years of experience as a geologist. My experience has been acquired mostly in exploration, mining geology since 1991. I worked for Esso mineral, Cambior, Cambell Resources, Aurizon and other companies and later joined Richmont Mines in March 2004, as Senior Geologist.

5)

I have read the definition of “qualified person” set out in Regulation 43-101 (“R 43-101”) standards for disclosure for mineral projects and certify that by reason of my education, affiliation with a professional association (as defined in R 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of R 43-101.

6)

I am responsible of the Reserves estimations established as at December 31, 2009 based on the Report entitles “Rapport des réserves, Année 2010 au 31-12-2009, Division Beaufor’’ and prepared by Richard Dubuc and Jessy Thelland for Richmont Mines Inc. (the “Report”).

7)

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Reserves estimations not misleading.

8)

I consent to the filing of the information relating to the Reserves estimations with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated: March 22, 2010

/s/ Richard Dubuc
Richard Dubuc, geo.